EXHIBIT 99.8

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eldorado Gold Corporation

We consent to the use of:

●
our Independent Auditors’ Report of Registered Public Accounting Firm dated February 23, 2012 on the consolidated financial statements of Eldorado Gold Corporation (the “Company”) which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated income statements, statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2011 and December 31, 2010, and notes, comprising a summary of significant accounting policies and other explanatory information; and

●	our Report of Independent Registered Public Accounting Firm dated February 23, 2012 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011,

included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Company’s Registration Statement on Form S-8 (No. 333-176184).

Chartered Accountants
Vancouver, Canada
March 30, 2012

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(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.